UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO SHAREHOLDERS

Telefônica Brasil S.A. – (“Company”) announces to its shareholders the deliberation of (I) credit of Interest on Own Capital (“IOC”) as well as the (II) payment date for the dividends related to the fiscal year ended on December 31, 2014, as follows:

I - DELIBERATION OF INTEREST ON OWN CAPITAL

The Board of Directors of the Company, at its meeting held on November 19, 2015, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on Own Capital (“IOC”), related to the fiscal year of 2015, in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM´s Instruction nº 683/2012, in the gross amount of R$ 235,000,000.00 (two hundred and thirty-five million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 199,750,000.00 (one hundred and ninety-nine million, seven hundred and fifty thousand reais), based on the net profit shown in the balance sheet of October 31, 2015. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.130510020450	0.019576503068	0.110933517382
Preferred shares (*)	0.143561022495	0.021534153375	0.122026869120

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2015, ad referendum of the General Shareholders’ Meeting.

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on November 30, 2015, including. After this date, the shares will be considered as “ex-Interest on Own Capital”. The payment of these proceeds will be carried out before the end of the fiscal year of 2016, in a date to be defined by the Company’s Board.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until December 04, 2015 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, Amarelo Velho Building, subsoil – Vila Yara – Zip code: 06029-900 – Osasco – SP.

II – DIVIDENDS PAYMENT – FISCAL YEAR 2014

The Board of Directors of the Company approved, at its meeting held on November 19, 2015, the payment of the amount related to the second installment of the Interim Dividends deliberated in the Board of Directors’ Meeting held on January 30, 2015 and of the Dividends approved by the General Shareholders’ Meeting (“GSM”) held on April 09, 2015, on December 09, 2015, as described below:

a)      SECOND INSTALLMENT OF THE INTERIM DIVIDENDS DELIBERATED ON 01/20/2015.

Payment of the second installment of Interim Dividends deliberated in the Board of Directors’ Meeting held on January 30, 2015 to holders of common and preferred shares of the Company with equity position by the end of February 10, 2015, including, according to the Notice to Shareholders published on January 30, 2015, in the amount of R$ 1,894,595,000.00 (one billion, eight hundred and ninety-four million, five hundred and ninety-five thousand reais), based on the net profit shown in the balance sheet of December 31, 2014, as described in the table below:

Type of Shares	Common Shares	Preferred Shares (*)
Amount per share (R$)	1.582174673299	1.740392140629

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 27, sole paragraph of the Company’s Bylaws, such Interim Dividends will be charged to the mandatory minimum dividend for the fiscal year of 2014, ad referendum of the General Shareholders’ Meeting.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

b)      PAYMENT OF DIVIDENDS APPROVED BY THE GSM HELD IN 04/09/2015.

Payment of Dividends approved by the GSM held on April 09, 2015, to holders of common and preferred shares of the Company with equity position by the end of April 09, 2015, in the amount of R$ 18,591,869.08 (eighteen million, five hundred and ninety-one thousand, eight hundred and sixty-nine reais and eight cents), as described in the table below:

Type of Shares	Common Shares	Preferred Shares (*)
Amount per share (R$)	0.015526054057	0.017078659463

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

Dividends are exempt from Income Tax Withholding, according to the Law 9,249/95.

c)      ADDITIONAL INFORMATION:

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, November 19, 2015.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 19, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director